UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Telenav, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number)

H.P. Jin

c/o Telenav, Inc.

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

(408) 245-3800

With a copy to:

Norton Rose Fulbright US LLP

555 California St Suite 3300

San Francisco, CA 94104

Attn: Lior Nuchi, Esq.

(628) 231-6817

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON H.P. Jin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,433,969 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,433,969 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11[1]	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,969 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Includes an aggregate of (i) 75,625 shares of Common Stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof, and (ii) 417 shares of Common Stock issuable upon the settlement of restricted stock units that vest within 60 days hereof.

[2]

Based on 47,522,790 shares of Common Stock outstanding as of September 30, 2020, as reported in the Issuer’s 10-K/A filed with the Securities and Exchange Commission on October 26, 2020 and assumes that (i) the 75,625 shares of Common Stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof and (ii) the 417 shares of Common Stock issuable upon the settlement of restricted stock units that vest within 60 days hereof, in each case, are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON V99, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Digital Mobile Venture Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares (See Item 5(b) below)
	8	SHARED VOTING POWER 7,313,457 (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5(b) below)
	10	SHARED DISPOSITIVE POWER 7,313,457 (See Item 5(b) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,313,457 shares (See Item 5(b) below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]	Based on 47,522,790 shares of Common Stock outstanding as of September 30, 2020, as reported in the Issuer’s 10-K/A filed with the Securities and Exchange Commission on October 26, 2020.

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Samuel T. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 88,046 shares
	8	SHARED VOTING POWER 7,313,457 shares (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 88,046 shares
	10	SHARED DISPOSITIVE POWER 7,313,457 shares (See Item 5(b) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,401,503 shares (See Item 5(b) below)[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%[5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[4]

Includes an aggregate of (i) 27,466 shares of Common Stock issuable upon the exercise of options exercisable within 60 days hereof, and (ii) 21,326 shares of Common Stock issuable upon the settlement of restricted stock units that vest within 60 days hereof.

[5]

Based on 47,522,790 shares of Common Stock outstanding as of September 30, 2020, as reported in the Issuer’s 10-K/A filed with the Securities and Exchange Commission on October 26, 2020 and assumes that (i) the 27,466 shares of Common Stock issuable upon the exercise of options exercisable within 60 days hereof and (ii) the 21,326 shares of Common Stock issuable upon the settlement of restricted stock units that vest within 60 days hereof, in each case, are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Fiona Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,313,457 shares (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,313,457 shares (See Item 5(b) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,313,457 shares (See Item 5(b) below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[6]	Based on 47,522,790 shares of Common Stock outstanding as of September 30, 2020, as reported in the Issuer’s 10-K/A filed with the Securities and Exchange Commission on October 26, 2020.

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Yi-Ting Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,221,293 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,221,293 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,221,293 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[7]	Based on 47,522,790 shares of Common Stock outstanding as of September 30, 2020, as reported in the Issuer’s 10-K/A filed with the Securities and Exchange Commission on October 26, 2020.

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Yi-Chun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,229,136 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,229,136 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,136 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%[8]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[8]	Based on 47,522,790 shares of Common Stock outstanding as of September 30, 2020, as reported in the Issuer’s 10-K/A filed with the Securities and Exchange Commission on October 26, 2020.

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Changbin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,350,000 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,350,000 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,350,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[9]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[9]	Based on 47,522,790 shares of Common Stock outstanding as of September 30, 2020, as reported in the Issuer’s 10-K/A filed with the Securities and Exchange Commission on October 26, 2020.

EXPLANATORY NOTE:

This Schedule 13D (this “Schedule 13D”) is being jointly filed by (i) H.P. Jin (“Dr. Jin”), (ii) V99, Inc., a Delaware corporation (“V99”), (iii) Digital Mobile Venture Limited, a British Virgin Islands company (“Digital”), (iv) Samuel T. Chen, (v) Fiona Chang, (vi) Yi-Ting Chen, (vii) Yi-Chun Chen and (viii) Changbin Wang (collectively, the “Reporting Persons”) pursuant to the Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D.

This Schedule 13D:

(i) supplements, amends and constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Dr. Jin on March 6, 2020, as amended by the Amendment No. 1 thereto filed jointly by Dr. Jin and V99 on October 2, 2020;

(ii) supplements, amends and constitutes Amendment No 1 to the Schedule 13D filed jointly with the Commission by Digital, Samuel T. Chen and Fiona Chang on October 5, 2020; and

(iii) constitutes an initial Schedule 13D filing for each of Yi-Ting Chen, Yi-Chun Chen and Changbin Wang, jointly with Dr. Jin, V99, Samuel T. Chen and Fiona Chang,

in each case with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Telenav, Inc., a Delaware corporation (the “Issuer”).

To the extent that any information contained in this Schedule 13D is inconsistent with the information in the prior Schedule 13D filings of Dr. Jin and V99 referred to in clause (i) above or the prior Schedule 13D filing of Digital, Samuel T. Chen and Fiona Chang referred to in clause (ii) above, as the case may be, the information set forth in this Schedule 13D shall control.

In the case of each of Dr. Jin, V99, Digital, Samuel T. Chen and Fiona Chang, this Schedule 13D is being filed to report the execution of (a) the Merger Agreement (as defined and described more fully in Items 3 and 4 below), providing, among other things, for a Merger (as defined below), as a result of which the Issuer would become a wholly owned subsidiary of V99, and the shares of Common Stock held by the Reporting Persons would be cancelled, and (b) certain other agreements entered into to induce the Issuer to enter into the Merger Agreement, including a Commitment Letter (as defined and described more fully in Items 3 and 4 below), pursuant to which Dr. Jin, Samuel T. Chen and Digital have committed, jointly and severally, to provide debt financing in an amount sufficient to fund payments, fees and expenses associated with the transactions contemplated by the Merger Agreement, in each case subject to and upon certain terms and conditions.

In the case of each of Yi-Ting Chen, Yi-Chun Chen and Changbin Wang, this Schedule 13D is being filed to report that each of them, concurrently with and as a condition to the Issuer’s execution and delivery of the Merger Agreement, became a party to a Voting and Support Agreement (as defined and described more fully in Item 4 below), wherein each Reporting Person agreed to vote all shares of Common Stock owned by such Reporting Person in accordance with the publicly disclosed recommendation to the stockholders of the Issuer, by action of the Issuer’s Board of Directors or a duly constituted committee thereof, irrespective of whether such publicly disclosed recommendation is to vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby, or against an extraordinary corporate transaction or proposal provided that certain specified circumstances are met, and otherwise as specified in the Voting and Support Agreement. Yi-Ting Chen, Yi-Chun Chen and Changbin Wang may, in respect of common voting and support commitments of the Reporting Persons set forth in the Voting and Support Agreement, be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, comprised of the Reporting Persons.

ITEM 1. SECURITY AND THE ISSUER

The securities to which this Schedule 13D relates are the common stock, par value $0.001 per share (the “Common Stock”) of Telenav, Inc., a Delaware corporation ( the “Issuer”). The address of the principal executive offices of the Issuer is 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed jointly by (i) H.P. Jin (“Dr. Jin”), (ii) V99, Inc., a Delaware corporation (“V99”), (iii) Digital Mobile Venture Limited, a British Virgin Islands company (“Digital”), (iv) Samuel T. Chen, (v) Fiona Chang, (vi) Yi-Ting Chen, (vii) Yi-Chun Chen and (viii) Changbin Wang (collectively, the “Reporting Persons” and each a “Reporting Person”). Attached as Schedule A is a list of directors and executive officers of Digital. While V99 does not own any shares of the Common Stock, V99 is filing this Schedule 13D jointly with other Reporting Persons because it has entered into the Merger Agreement described in Item 4 with the Issuer. Dr. Jin is the sole stockholder, sole director, President, Chief Executive Officer and Treasurer of V99.

The Reporting Persons have entered into the Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, as amended. The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

(b) Dr. Jin’s address is c/o Telenav, Inc., 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054. The business address of V99 is Attention: H.P. Jin, c/o Telenav, Inc., 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054.

The business address of Digital, Samuel T. Chen and Fiona Chang is c/o Rayson Technology Co. Ltd., 5F, No. 550, Ruei Guang Road, Taipei F5, Taiwan.

The address of Yi-Ting Chen and Yi-Chun Chen is c/o Digital Mobile Inc., 5F, No. 550, Ruiguang Road, Neihu Dist., Taipei, Taiwan.

The business address of Changbin Wang is c/o Beijing Beyond Technology Development, Room 1901, Suite A, Botai Guoji, No Beijing, 100102, China.

(c) Dr. Jin is the President and Chief Executive Officer, and a member of the Board of Directors of the Issuer. Dr. Jin is the sole stockholder, sole director, President, Chief Executive Officer and Treasurer of V99. The business address of V99 is referenced in Item 2(b) above. The primary focus of the business operations of V99 is to develop location-based technologies in various areas of connected cars including navigation and explore acquisitions of companies with applicable technologies and products in the location-based technology and service field.

Samuel T. Chen and Fiona Chang are directors and stockholders of Digital. Samuel T. Chen and Fiona Chang are married and share voting and dispositive power over the shares of the Common Stock held of record by Digital. The business address of Digital, Samuel T. Chen and Fiona Chang is referenced in Item 2(b) above. Samuel T. Chen is also a member of the Board of Directors of the Issuer. Digital, is a company headquartered in Taipei, Taiwan. The primary focus of the business operations of Digital is to invest in internet startups in Silicon Valley. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

Yi-Ting Chen and Yi-Chun Chen are sisters and are children of Samuel T. Chen and Fiona Chang. Both of them are entrepreneurs and work for Digital Mobile Inc., which is a company engaged in zoom video marketing in Taiwan.

Changbin Wang is the President and Chief Executive Officer of Beijing Beyond Technology Development Co. Ltd., a company based in China. The primary focus of the business operations of Beijing Beyond Technology Development Co. Ltd. is to manufacture and distribute environmental technology equipment.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person or person listed on Schedule A was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Jin is a citizen of the United States of America. Digital is organized under the laws of the British Virgin Islands. The citizenship of Digital’s directors and executive officers is listed on Schedule A. Yi-Ting Chen and Yi-Chun Chen are citizens of the Republic of China (Taiwan). Changbin Wang is a citizen of the People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 2, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with V99 and Telenav99, Inc., a Delaware corporation and wholly owned subsidiary of V99 (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of V99. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference into this Item 3.

V99 estimates that, based on certain capitalization and outstanding restricted stock unit (“RSU”) award data provided to V99 by the Issuer, approximately $166.6 million will be required in connection with the Merger to purchase all the outstanding shares of Common Stock of the Issuer (other than any shares of Common Stock held by the Issuer or any of the Reporting Persons and their affiliates, which shares will be cancelled without the right to receive any consideration therefor), and to pay the amounts designated in the Merger Agreement in settlement of (a) outstanding vested RSU awards at the Effective Time (as defined in the Merger Agreement) and (b) outstanding unvested RSU awards that will be assumed by the Surviving Corporation (as defined in the Merger Agreement) and settled in cash after the Effective Time subject to the holder’s satisfaction of the award’s time-based vesting conditions, in each case other than the Issuer’s RSU awards held by any of the Reporting Persons.

The Merger and the transactions contemplated by the Merger Agreement are anticipated to be financed with debt financing from the Financing Sources (as defined in Item 4), subject to and upon the terms and conditions set forth in the Commitment Letter referred to in Item 4 below. The description of the Commitment Letter set forth in Item 4 below is incorporated by reference into this Item 3.

Yi-Chun Chen acquired an aggregate of 2,229,136 shares of Common Stock through a combination of (i) purchases in private transactions prior to the Issuer’s initial public offering in May 2010, (ii) a gift from Samuel T. Chen and Fiona Chang, and (iii) open market transactions with her personal funds with the last purchase on January 31, 2020 for an aggregate purchase price of approximately $444,900.

Yi-Ting Chen acquired an aggregate of 2,221,293 shares of Common Stock through a combination of (i) purchases in private transactions prior to the Issuer’s initial public offering in May 2010, (ii) a gift from Samuel T. Chen and Fiona Chang, and (iii) open market transactions with her personal funds with the last purchase on February 2, 2020 for an aggregate purchase price of approximately $462,700.

Changbin Wang acquired with his personal funds an aggregate of 2,350,000 shares of Common Stock through a series of open market transactions during the past two years with the last purchase on November 22, 2019 for an aggregate purchase price of approximately $274,250.

ITEM 4. PURPOSE OF TRANSACTION.

Merger Agreement

Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

The Merger Agreement provides that, at the Effective Time, each share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held by the Issuer or any of the Reporting Persons and their affiliates (“Cancelled Shares”) and Dissenting Shares) will be cancelled and extinguished, and automatically converted into the right to receive cash in an amount equal to $4.80, without interest thereon (the “Merger Consideration”). All Cancelled Shares will be cancelled and shall cease to exist without consideration in exchange therefor. Additionally, at the Effective Time, each:

(i)

Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time, shall become immediately vested and converted automatically into the right to receive at the Effective Time an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price under such Stock Option, and (ii) the total number of shares of Common Stock subject to such Stock Option as of immediately prior to the Effective Time, less any taxes required to be withheld (provided, however, that any Stock Option for which its per share exercise price is greater than the Merger Consideration will be cancelled and terminated at the Effective Time for no consideration);

(ii)

Company RSU Award (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time but which have not settled into shares of Common Stock shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration for each share of Common Stock otherwise deliverable in settlement of such vested Company RSU Award (or portion thereof), less any taxes required to be withheld;

(iii)

Company RSU Award (or portion thereof) that is unvested, outstanding and unsettled immediately prior to the Effective Time shall be cancelled and converted into the unfunded, unsecured right to receive an amount in cash, without interest, equal to the Merger Consideration (less any taxes required to be withheld), subject to the holder’s satisfaction of any time-based vesting terms (including any accelerated vesting in connection with a termination of service) that applied with respect to the underlying Company RSU Award immediately prior to the Effective Time.

The consummation of the Merger is subject to certain conditions, including, but not limited to: (i) Company Stockholder Approval; (ii) Majority of the Minority Approval; (ii) expiration or termination of any waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (iii) the absence of any law or order restraining, enjoining or otherwise prohibiting the Merger.

The Issuer has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants, including those regarding the operation of the business of the Issuer and its Subsidiaries prior to the Effective Time. The parties have also agreed to use their reasonable best efforts to consummate the Merger.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is for V99 to acquire all of the outstanding Common Stock of the Issuer other than the Cancelled Shares and Dissenting Shares. If completed, the Merger will result in the Issuer becoming a privately held company, the Shares would be delisted from the NASDAQ Capital Market, and the Shares would be deregistered under the Securities Act of 1933, as amended, as soon after closing of the Merger as the requirements for such delisting and termination of registration are satisfied.

Pursuant to the terms of the Merger Agreement, the parties thereto agreed to take all necessary action such that the directors of Merger Sub at the Effective Time will become the directors of the Surviving Corporation immediately following the Effective Time.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.3 and incorporated herein by reference.

Commitment Letter

Pursuant to the Commitment Letter (the “Commitment Letter), dated November 2, 2020, by and among Dr. Jin, Samuel T. Chen, Digital (collectively, the “Financing Sources”) and V99, the Financing Sources have committed, jointly and severally, to provide debt financing in an amount sufficient to pay (a) the aggregate of all Merger Consideration payable in connection with the transaction, all fees and expenses associated with the transactions contemplated by the Merger Agreement incurred by V99, Merger Sub or any of their affiliates, and all amounts necessary to repay or prepay any Company indebtedness required to be repaid or prepaid at Closing (the “Commitment Amount”) or (b) the Parent Termination Fee, if applicable. The funding of the Commitment Amount is subject only to the satisfaction by the Issuer or waiver by V99 of the closing conditions in the Merger Agreement applicable to the Issuer. Subject to the terms and conditions of the Commitment Letter, the Issuer has certain third-party beneficiary rights to enforce the terms of the Commitment Letter.

The foregoing description of the Commitment Letter and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Commitment Letter, which is filed as Exhibit 99.2 and incorporated herein by reference.

Voting and Support Agreement

In connection and concurrently with the execution of the Merger Agreement, as an inducement to the Issuer to enter into the Merger Agreement, Dr. Jin, Samuel T. Chen, Fiona Chang, Digital, Yi-Ting Chen, Yi-Chun Chen and Changbin Wang (the “Support Agreement Stockholders”) entered into a voting and support agreement (the “Voting and Support Agreement”) with the Issuer. Pursuant to the Voting and Support Agreement, the Support Agreement Stockholders have agreed to vote all shares of Common Stock owned by them in accordance with the publicly disclosed recommendation to the stockholders of the Issuer by action of the Board, the Independent Committee or any other duly constituted committee of the Board (a “Public Board Recommendation”), irrespective of whether such Public Board Recommendation is to vote: (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby or against an extraordinary corporate transaction or proposal provided that certain specified circumstances are met, (ii) subject to specified exceptions, in favor of an Accepted Superior Proposal (as defined below) if, in the event that the Merger Agreement is terminated, the Board or Independent Committee has delivered a Change in Recommendation Notice to V99 no later than December 16, 2020 with respect to a Superior Proposal received from an Excluded Party (including any amendment to such Superior Proposal made in response to a Parent Proposal during any Notice Period) (an “Accepted Superior Proposal”), or (iii) in favor of or against any other matter determined by action of the Board, the Independent Committee or any other duly constituted committee of the Board, in good faith, to be necessary or appropriate in connection with the Merger Agreement and the Merger or any Accepted Superior Proposal, in each case if recommended to the stockholders of the Issuer by a Public Board Recommendation.

The foregoing description of the Voting and Support Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Voting and Support Agreement, which is filed as Exhibit 99.4 and incorporated herein by reference.

Except as described above, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters listed in Item 4 (a) through (j) of Schedule 13D. The Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

Samuel T. Chen and Fiona Chang each may be deemed to beneficially own 7,313,457 shares of Common Stock owned directly by Digital by virtue of the relationships described in Item 2 (c).

Each of the Reporting Persons (other than Samuel T. Chen and Fiona Chang) disclaims beneficial ownership of the shares of Common Stock owned by any other Reporting Person. Samuel T. Chen and Fiona Chang each disclaims beneficial ownership of all shares of Common Stock held by any other Reporting Person other than Digital.

Each of Yi-Ting Chen, Yi-Chun Chen and Changbin Wang disclaims that they are members of a “group” within the meaning of Section 13(d)(3) of the Act, with each other or any other Reporting Person, except to the extent of commonality of the undertakings and purposes of the Voting and Support Agreement.

Each of Dr. Jin, V99, Digital, Samuel T. Chen and Fiona Chang disclaims that they are members of a “group” within the meaning of Section 13(d)(3) of the Act, with any Reporting Person other than themselves, except to the extent of commonality of the undertakings and purposes of the Voting and Support Agreement.

(c) No transactions in the Common Stock of the Issuer have been effected by the Reporting Persons during the 60 days preceding this Schedule 13D.

(d) There is no other person known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such Reporting Person covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the Merger Agreement, the Commitment Letter and the Voting and Support Agreement under Items 3 and 4 are incorporated herein by reference. Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of those agreements.

To the best knowledge of the Reporting Persons, except (i) as provided herein and (ii) for equity incentive compensation arrangements between the Issuer and Dr. Jin and Samuel T. Chen, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of November 10, 2020*

Exhibit 99.2	Commitment Letter, dated as of November 2, 2020, by and among H.P. Jin, Samuel T. Chen and Telenav Inc.*

Exhibit 99.3	Agreement and Plan of Merger, dated as of November 2, 2020, by and among V99, Inc, ,a Delaware corporation, Telenav99, Inc., a Delaware corporation and Telenav Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to Telenav, Inc’s Form 8-K filed on November 2, 2020).

Exhibit 99.4	Voting and Support Agreement, dated as of November 2, 2020, by and among the Stockholders party thereto and Telenav Inc. (incorporated by reference to Exhibit 2.1.1 to Telenav, Inc.’s Form 8-K filed on November 2, 2020).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this Schedule 13D is true, complete and correct. Each of the undersigned also hereby agrees to file this Schedule 13D jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 to this Schedule 13D.

Dated: November 10, 2020

/s/ H.P. Jin
H.P. Jin

Digital Mobile Venture Limited

By:	/s/ Samuel T. Chen
Name:	Samuel T. Chen
Title:	Director

/s/ Samuel T. Chen
Samuel T. Chen

/s/ Fiona Chang
Fiona Chang

/s/ Yi-Ting Chen
Yi-Ting Chen

/s/ Yi-Chun Chen
Yi-Chun Chen

/s/ Changbin Wang
Changbin Wang

V99, Inc.

By:	/s/ H.P. Jin
Name:	H.P. Jin
Title:	Chief Executive Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

DIGITAL MOBILE VENTURE LTD.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Samuel T. Chen (Director)	Digital Mobile Venture Ltd.	The Republic of China (Taiwan)	None
Fiona Chang (Director)	Digital Mobile Venture Ltd.	The Republic of China (Taiwan)	None

*

For each individual with a principal occupation at Digital, their position is listed below their name, and their principal business address is the address of Digital Mobile Venture Ltd. provided in Item 2b.